Filed by Leucadia National Corporation and Pershing Square, L.P.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                          Subject Company: Plains Resources Inc.
                                                      Commission File No. 0-9808


FOR IMMEDIATE RELEASE
Leucadia National Corporation Contact: Laura Ulbrandt (212) 460-1900 Pershing Square, L.P. Contact: William Ackman (212) 813-3700

         LEUCADIA NATIONAL CORPORATION CLARIFIES ITS PROPOSAL TO ACQUIRE
                             PLAINS RESOURCES INC.

                CONFERENCE CALL SCHEDULED FOR 2:00 P.M. EDT TODAY

NEW YORK, NEW YORK, MARCH 8, 2004 - Leucadia National Corporation (LUK - NYSE and PCX) announced that in response to questions from shareholders regarding its revised proposal to acquire Plains Resources Inc. (PLX - NYSE), it is clarifying the interest payable on the Notes described in the proposal letter submitted to Plains Resources.

Interest on a Note shall be paid on a quarterly basis in an amount equal to the quarterly distributions received on one Plains All American Pipeline L.P. unit plus $0.03. If at the end of a year, the aggregate quarterly interest payments made on a Note are less than $1.00, the issuer of the Notes shall make an interest payment sufficient to increase the minimal annual interest received that year to $1.00 per Note.

Representatives of Leucadia and Pershing Square, L.P. will host a conference call today, Monday, March 8, 2004 at 2:00 p.m. EDT to respond to additional questions from shareholders regarding the terms of Leucadia's proposal to acquire Plains Resources.

Callers can access the call by dialing toll free (800) 299-8538. Callers calling from outside the United States should dial (617) 786-2902. The meeting title, "Plains Resources - Leucadia National Corporation Conference Call," and participant passcode, 24546151, will be required to access the call. The following term sheet summarizes the material provisions of the notes:

                                 TERMS OF NOTES

--------------------------- ----------------------------------------------------
Issuer:                       PLX, the surviving company in the merger.
------
--------------------------- ----------------------------------------------------
Structure:                    The Notes will be issued pursuant a merger of a
---------                     subsidiary of a newly created company with and
                              into PLX, with PLX being the surviving company in
                              the merger.
--------------------------- ----------------------------------------------------
Securities Offered:           The Notes will be issued under an indenture. 12.4
------------------            million Notes will be issued in the merger.
--------------------------- ----------------------------------------------------

--------------------------- ----------------------------------------------------
Face Amount:                  The face amount of each Note will be the greater
-----------                   of (i) $34.00 or (ii) the fair market value of one
                              MLP Unit on the day prior to the consummation of
                              the merger plus $0.25 per Note.
--------------------------- ---------------------------------------------------
Maturity:                     The Notes will mature 20 years after issuance. At
--------                      maturity, the issuer will owe the face amount
                              plus, the amount, if any, by which the fair market
                              value of one MLP Unit as of the maturity date
                              exceeds the face amount. At maturity, the issuer
                              may satisfy its obligations by (i) paying in cash
                              or (ii) exchanging MLP Units for outstanding Notes
                              at the then market price of the MLP Units or (iii)
                              or any combination of (i) and (ii).
--------------------------- ---------------------------------------------------
Registration
------------
and Listing:                  The Notes will be registered securities and are
-----------                   expected to be listed for trading on the New York
                              Stock Exchange (or another national securities
                              exchange or market).
--------------------------- ----------------------------------------------------
Interest:                     Interest shall be paid on a quarterly basis in an
--------                      amount equal to the quarterly distributions
                              received on one MLP Unit plus $0.03. If at the end
                              of the year, the aggregate quarterly interest
                              payments made on the Notes are less than $1.00,
                              the issuer shall pay interest equal to the
                              difference.
--------------------------- ----------------------------------------------------
Interest Date                 Interest payments on the Notes shall be payable
-------------                 quarterly in cash in arrears.
and Interest Payments:        In the event that the Issuer does not have
---------------------         sufficient cash on hand to make an interest
                              payment, the Issuer shall have the ability to defer interest payments at any time and from time to time for up to 60 consecutive months.

--------------------------- ----------------------------------------------------
Repurchase of Notes:          The Buyer or one of its designees shall commence a
-------------------           tender offer thirty to sixty days following the
                              issuance of the Notes to purchase up to 3.125
                              million units at $32.00 per unit. The tender offer
                              will be subject to customary terms and conditions.
--------------------------- ----------------------------------------------------
Redemption:                   The Notes will not be redeemable prior to their
----------                    maturity.
--------------------------- ----------------------------------------------------
Security:                     The Notes will be secured by a number of MLP Units
--------                      equal to the number of Notes outstanding.
--------------------------- ----------------------------------------------------
Covenants:                    The Notes will contain a covenant requiring
---------                     quarterly interest payments (without any right to
                              defer) if the MLP Units make a quarterly
                              distribution. In addition, the Notes will contain
                              customary covenants, including without limitation,
                              covenants relating to (1) payment of interest, (2)
                              provision of reports, (3) restrictions on
                              incurrence of additional indebtedness, (4)
                              restrictions on transactions with affiliates, (5)
                              restrictions on payment of dividends, (6)
                              restrictions on asset sales, and (7) restrictions
                              on liens.
--------------------------- ----------------------------------------------------
Amendments:                   Customary provisions permitting amendments to the
----------                    indenture with the consent of a majority of the
                              principal amount of units outstanding, provided,
                              that without the consent of each holder of notes,
                              an amendment or waiver may not: (1) reduce the
                              principal amount of notes whose holders must
                              consent to an amendment, supplement or waiver; (2)
                              reduce the principal of or change the fixed
                              maturity of any note; (3) reduce the rate of or
                              change the time for payment of interest; (4) waive
                              a default or event of default in the payment of
                              principal or premium, or interest on the notes
                              (except a rescission of acceleration and a waiver
                              of a payment default that resulted in such
                              acceleration); (5) make any note payable in money
                              other than as stated in the notes; (6) make any
                              change in the provisions relating to the waiver of
                              past defaults or the rights of holders to receive
                              payments of principal, premium or interest; or (7)
                              make a change in the foregoing amendment and
                              waiver section.
--------------------------- ----------------------------------------------------
Governing Law:                The indenture and the Notes will be governed by
-------------                 New York law.
--------------------------- ----------------------------------------------------


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
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any offer will only be made through a prospectus, which is part of a registration statement to be filed with the Securities and Exchange Commission (the "SEC"). Plains Resources shareholders are urged to carefully read the registration statement and the prospectus included therein, and the proxy statement and other documents relating to an offer, when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Leucadia with the SEC, at the SEC's website at www.sec.gov. Once a registration statement, as well as any documents incorporated by reference therein and a proxy statement have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROSPECTUS AND THE PROXY STATEMENT WHEN THEY BECOME AVAILABLE BEFORE MAKING A DECISION CONCERNING AN OFFER.




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